

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2025

Baris Oran
Chief Financial Officer
GXO Logistics, Inc.
Two American Lane
Greenwich, Connecticut 06831

> **Re: GXO Logistics, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed February 18, 2025**
> **File No. 001-40470**

Dear Baris Oran:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Karlis Kirsis